March 6, 2025

David S. Silverman
Chief Executive Officer
Union Bankshares, Inc.
20 Lower Main St., P.O. Box 667
Morrisville, VT 05661-0667

       Re: Union Bankshares, Inc.
           Registration Statement on Form S-3
           Filed February 24, 2025
           File No. 333-285164
Dear David S. Silverman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Denise Deschenes, Esq.